SUB-ITEM 77M

After the close of business of June 20, 2014, the MFS Lifetime Income Fund (formerly MFS Lifetime Retirement Income Fund), a series of MFS Series Trust XII (the "Trust") acquired all of the assets of the MFS Lifetime 2010 Fund (the "Acquired Fund"), a series of the Trust. The circumstances and details of this transaction are described in the supplement, dated February 20, 2014, to the Acquired Fund's then current prospectus and in the Summary Prospectus dated August 28, 2013, as amended February 20, 2014, each as filed with the SEC via EDGAR on such dates under Rule 497 under the Securities Act of 1933. Such descriptions are hereby incorporated by reference; and

The Acquired Fund has ceased to be an investment company as defined in the Investment Company Act of 1940.